Exhibit 99.2

CHEMOMAB THERAPEUTICS LTD.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are “forward-looking statements” for purposes of this Report on Form 6-K. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Actual results or events could differ materially from those set forth or implied by such forward-looking statements and related assumptions due to certain factors, including, without limitation, the risks set forth under the caption “Risk Factors” below, which are incorporated herein by reference as well as those business risks and factors described elsewhere in this report and in our other filings with the Securities and Exchange Commission (the “SEC”), specifically our most recent Annual Report on Form 20-F filed with the SEC on April 4, 2025 (the “2024 Annual Report”) and our Reports of Foreign Private Issuer on Form 6-K. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CERTAIN TERMS USED IN THIS CURRENT REPORT ON FORM 6-K

As used in this Current Report on Form 6-K, unless the context otherwise requires:

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references to “Chemomab Therapeutics Ltd.”, “Chemomab,” the “Company,” “us,” “we” and “our” refer to Chemomab Therapeutics Ltd. an Israeli Company and its consolidated subsidiaries, although with respect to the presentation of financial results for historical periods that preceded the Merger (as defined below), these terms refer to the financial results of Chemomab Ltd., which was the accounting acquirer in the Merger;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, no nominal (par) value;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMMB,” each representing twenty (20) ordinary shares;

•	references to “dollars,” “U.S. dollars” and “$” are to U.S. Dollars;

•	references to “NIS” are to New Israeli Shekels;

•	references to the “SEC” are to the U.S. Securities and Exchange Commission; and

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references to the “Merger” refer to the merger involving Anchiano Therapeutics Ltd. and Chemomab Ltd., whereby a wholly owned subsidiary of Anchiano Therapeutics Ltd. merged with and into Chemomab Ltd., with Chemomab Ltd. surviving as a wholly owned subsidiary of Anchiano Therapeutics Ltd. Upon consummation of the Merger, Anchiano Therapeutics Ltd. changed its name to “Chemomab Therapeutics Ltd.” and the business conducted by Chemomab Ltd. became primarily the business conducted by the Company.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we have developed nebokitug, a monoclonal antibody designed to bind and block CCL24 activity. Nebokitug has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24-inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc), for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 77,000 patients suffering from PSC in the United States, European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

Nebokitug, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that nebokitug interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action. We have recently completed a Phase 2 clinical study in PSC, a rare obstructive and cholestatic liver disease. Positive topline results from the double-blinded portion of this trial were reported in July 2024 and results from the open label part were reported in March 2025. The Company had an End-of-Phase 2 meeting with the FDA in December 2024. At this meeting, the FDA and Chemomab agreed on the design for a single Phase 3 pivotal PSC trial that could result in full regulatory approval of nebokitug for patients with PSC.

The randomized, placebo-controlled Phase 2 study design included two doses of nebokitug (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all nebokitug eligible patients could receive nebokitug for an additional 33 weeks. In the Phase 2 study, nebokitug achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15-weeks of treatment. Moreover, nebokitug showed a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritus, a cholestatic indicator of great relevance to patients. Nebokitug is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. The open label extension portion of the trial showed the nebokitug continued to demonstrate good tolerability safety and anti-fibrotic, anti-inflammatory and anti-cholestatic activity up to 48 weeks of treatment.

Chemomab and the FDA aligned on a clinical events-driven Phase 3 trial design, The trial is planned to be a randomized placebo-controlled clinical event-driven study. Patients in the active treatment arm will receive 20 mg/kg of nebokitug administered intravenously every three weeks. The primary endpoint is the time-to-first clinical event. The endpoint is a composite encompassing multiple, equally-weighted adverse clinical events associated with PSC disease progression, which may include acute cholangitis, biliary strictures requiring intervention, portal hypertension, hepatic decompensation, elevated MELD score (a measure associated with the need for liver transplant), liver transplantation, cholangiocarcinoma and death. Enrolled patients remain in the trial until they experience an event, and the trial continues until the requisite number of events has been collected. Clinical events will be assessed in a blinded fashion by an independent clinical endpoint adjudication committee. Several hundred PSC patients will be enrolled in the trial, and the study population will be enriched for patients with moderate to advanced disease. Chemomab expects to leverage the strong relationships with global clinical investigators it developed during its successful Phase 2 SPRING study to facilitate enrollment in the nebokitug pivotal trial. However, the company has not yet initiated the Phase 3 trial and is currently engaged in discussions with strategic partners in an effort to secure funding for all or part of this clinical study.

The nebokitug SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on the PSC Program. We believe that nebokitug could have disease-modifying potential in this poorly treated condition.

While our primary focus is on these two rare indications, early in 2024 we reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to metabolic dysfunction-associated steatohepatitis (MASH). This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of nebokitug. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of nebokitug in other fibro-inflammatory conditions. The results showed that the trial met its primary endpoint of safety and tolerability, and that nebokitug demonstrated consistent data trends and positive activity across secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments. A secondary analysis, that further confirmed and extended these initial results was reported at the 2023 EASL Congress in June 2023.

Fibrosis is the abnormal and excessive accumulation of collagen and extracellular matrix, the non-cellular component in all tissues and organs, which provides structural and biochemical support to surrounding cells. When present in excessive amounts, collagen and extracellular matrix lead to scarring and thickening of connective tissues, affecting tissue properties and potentially leading to organ dysfunction and failure. Fibrosis can occur in many different tissues, including lung, liver, kidney, muscle, skin, and the gastrointestinal tract, resulting in a wide array of progressive fibrotic conditions. Fibrosis and inflammation are intrinsically linked. While a healthy inflammatory response is necessary for efficient tissue repair; after disease or injury, an excessive, uncontrolled inflammatory response can lead to tissue fibrosis that in turn can further stimulate inflammatory processes in a fibro-inflammatory vicious cycle.

Recent Developments

In August 2025, we announced our plan to change the ratio of our ADSs to our ordinary shares (the “ADS Ratio”), from the current ADS Ratio of one ADS to 20 ordinary shares to a new ADS Ratio of one ADS to 80 ordinary shares, effective on August 26, 2025.  We will continue to be traded on the Nasdaq Capital Market under the ticker “CMMB”, with an updated CUSIP Number of 16385C203. This ratio adjustment will essentially serve as a one-for-four reverse ADS split for ADS holders, requiring no action on their part. The Bank of New York Mellon, serving as the depositary bank for our ADS program, will arrange for the exchange of every four existing ADSs held for one new ADS on the effective date. There will be no issuance of new ADSs in connection with the adjustment. Any fractional shares resulting from the adjustment will be aggregated and the depositary bank will attempt to sell them and distribute the net proceeds to the respective ADS holders.

In July 2025, we entered into a Sales Agreement with LifeSci Capital, LLC (“LifeSci”) pursuant to which we may offer and sell, from time to time, ADSs through LifeSci in an At-the-Market offering for an aggregate offering price of up to $7,258,687.

In June 2025, we reported that two new patents covering the use of nebokitug for the treatment of liver diseases including primary sclerosing cholangitis were issued in China and Russia, providing coverage up to 2041. These new patents further expand the protections provided by nebokitug’s composition of matter and methods and use patents issued in the U.S., Europe, Japan and additional key territories

In June 2025, we obtained confirmation from the FDA on two development milestones for the nebokitug Phase 3 program. These included agreement with the FDA on the Chemistry, Manufacturing, and Controls (CMC) strategy proposed by us and our contract manufacturing partner and agreement that additional animal toxicology testing required by the FDA may be conducted in parallel with the nebokitug Phase 3 clinical trial and submitted as part of the planned Biologics Licensing Application (BLA). This represents a favorable outcome for us and supports the timely advancement of the program.

In May and June, 2025, we reported that Phase 2 clinical data on nebokitug for the treatment of PSC was presented at several major scientific conferences including DDW25--Digestive Disease Week 2025®; EASL 2025--the Annual Congress of the European Association for the Study of the Liver; and BSG LIVE'25-the British Society of Gastroenterology’s annual meeting. The DDW25 presentation was an oral presentation in the Liver & Biliary Distinguished Abstract Plenary session and Professor Douglas Thorburn’s talk on the nebokitug SPRING trial results was awarded the prize for the Best Oral Presentation in its respective category at BSG LIVE'25.

In April 2025 we announced that David M. Weiner, MD, had rejoined Chemomab as Interim Chief Medical Officer, replacing Chief Medical Officer Matt Frankel, MD, who resigned to pursue other opportunities. Dr. Weiner spearheaded key revisions to the Phase 2 SPRING trial protocol and brings extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience to Chemomab. The Company also announced that Jack Lawler, who oversaw the conduct of our successful Phase 2 SPRING trial, was named Chief Development Officer.

Corporate Information

We were incorporated on September 22, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located 6 Habarzel Street, Building C, 10th Floor Tel Aviv 6971010 Israel and our phone number is +972-77-331-0156. Our website is: www.chemomab.com.

Comparison of Period-to-Period Results of Operations

The following tables summarize our results of operations in dollars. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Components of Operating Results

Revenues

To date, we have not generated any revenue. We do not expect to generate revenue unless and until we obtain regulatory approval and commercialize a product candidate, or until we receive revenue from a collaboration such as a co-development or out-licensing agreement. There can be no assurance that we will receive such regulatory approvals, and if any product candidate is approved, that we will be successful in commercializing it.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. These expenses include:

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expenses incurred under agreements with contract research organizations or contract manufacturing organizations, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
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employee-related expenses, including salaries, related benefits, travel and share-based compensation expenses for employees engaged in research and development functions, as well as external costs, such as fees paid to outside consultants engaged in such activities;

•	license maintenance fees and milestone fees incurred in connection with various license agreements;
•	costs related to compliance with regulatory requirements; and
•	depreciation and other expenses.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

We do not allocate costs of employees who are not engaged directly in Research and development or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use our internal resources primarily to oversee research, as well as for managing our preclinical development, process development, manufacturing and clinical development activities. Our employees work across multiple programs and, therefore, we do not track costs by program.

Research and development activities are fundamental to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several quarters and years as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements to acquire the rights to its product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and share-based compensation expenses for personnel in executive and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase headcount and general activities to support our continued research activities and development of our product candidates as well as expanding our presence in the United States. Additionally, if and when we believe that regulatory approval of a product candidate appears likely, we expect to incur an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of any product candidate.

Results of Operations

Six Months Ended June 30, 2025, Compared to the Six Months Ended June 30, 2024

Below is a summary of our results of operations for the periods indicated:

Six Months ended June 30, 2025, compared to the six months ended June 30, 2024

	Six months ended
	June 30,		Increase/(decrease)
	2025	2024	$	%
	(in thousands)
Operating expenses:
Research and development	$3,780	$6,080	$(2,300)	(38)%
General and administrative	$1,969	$1,736	$233	13%
Operating loss	$(5,749)	$(7,816)	$2,067	(26)%
Financing Income, net	$369	$317	$52	16%
Income Tax	-	-	-%
Net loss	$(5,380)	$(7,499)	$2,119	(28)%

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Research and development expenses

Research and development expenses decreased by approximately $2.3 million, or 38%, for the six months ended June 30, 2025, compared to the same period in 2024. This decrease was primarily due to the conclusion of the Phase 2 SPRING clinical trial in early 2025, whereas in the prior period expenses included costs related to the manufacturing of the drug for that clinical trial.

General and administrative expenses

General and administrative expenses increased by approximately $0.2 million, or 13%, for the six months ended June 30, 2025, compared to the same period in 2024. The increase was primarily due to a $0.13 million increase in share-based payment expenses and a $0.11 million increase in business development consulting expenses.

Financing  income, net

Financing income, net for the six months ended June 30, 2025, was $369 thousand, compared to $317 thousand in the same period in 2024. The increase was mainly attributable to higher interest income from bank deposits and exchange rate differences.

Liquidity and Capital Resources

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations, resulting in an accumulated deficit as of June 30, 2025, of $108 million. We have funded our operations to date primarily with proceeds from the sale of our ADSs, and Pre-Funded Warrants . Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

During the period from April 30, 2021 through October 31, 2023, we sold an aggregate of 1,603,211 ADSs pursuant to the Sales Agreement, dated April 30, 2021, with Cantor Fitzgerald & Co. for a total gross consideration of $17.6 million.

In October 2023, the Company entered into an At-the-Market Offering Agreement (the “Roth ATM Agreement”) with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. The Company filed on November 3, 2023, a prospectus supplement as part of a registration statement on Form F-3 (File No. 333-275002). In November 2024, the Company filed a prospectus supplement that amended and supplemented the prospectus supplement, dated November 3, 2023. Under the November 2024 prospectus supplement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $8,626,564 through Roth.

From October 30, 2023, through June 30, 2025, the Company issued 3,326,113 ADSs at an average price of approximately $1.18 per ADS under the Roth ATM Agreement, resulting in net proceeds of $3,641 thousand.  The Roth ATM Agreement was terminated by the Company in Q2 2025.

In July 2025, the Company entered into an At the Market Offering Agreement (the “LifeSci ATM Agreement”) with LifeSci Capital LLC. According to the LifeSci ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $7,258,687 through the LifeSci ATM Agreement

On July 25, 2024, the Company entered into the Securities Purchase Agreement with existing and new investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $ 1.2349 per ADS. The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full. In Q2 2025, a total of  809,717 Pre-Funded Warrants were exercised, resulting in the issuance of  809,717 ADSs.

The Private Placement closed on July 30, 2024, and the Company received gross proceeds of approximately $10.0 million before deducting any offering expenses payable by the Company.

As of June 30, 2025, we had approximately $9.5 million of cash, cash equivalents, short-term bank deposits, and restricted cash.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, will be sufficient to fund our projected cash requirements through the end of Q2 2026. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
•	the scope, prioritization and number of our clinical trials and other research and development programs;
•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;
•	the costs of the development and expansion of our operational infrastructure;
•	the costs and timing of obtaining regulatory approval for our product candidates;
•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;
•	the costs of contracting with third parties to provide sales and marketing capabilities for us;
•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;
•	the magnitude of our general and administrative expenses; and
•	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates, or other strategic options. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Cash Flows

The table below shows a summary of our cash flow activities for the six months ended June 30, 2025, compared to the six months ended June 30, 2024:

	Six months ended
	June 30,		Change
	2025	2024	$	%
	(in thousands)
Net cash used in operating activities	$(6,144)	$(7,191)	$1,047	(15)%
Net cash provided by investing activities	$4,278	$2,801	$1,477	53%
Net cash provided by financing activities	$1,315	$132	$1,183	896%
Net decrease in cash, cash equivalents and restricted cash	$(551)	$(4,258)	$3,707	(87)%

Operating activities

Net cash used in operating activities decreased by $1 million, or 15%, for the six months ended June 30, 2025, compared to the same period in 2024. This decrease was primarily due to a reduction in net loss of $2.1 million and a decrease of $0.2 million in other receivables and prepaid expenses, partially offset by a $0.9 million decrease in trade payables and a $0.2 million decrease in employee and related expenses.

Investing activities

Net cash provided by investing activities for the six months ended June 30, 2025, increased by approximately $1.5 million compared to same period in 2024. The increase is primarily related to a decrease in short-term bank deposits.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2025, increased by approximately $1.2 million compared to the same period in 2024. The increase was primarily attributable to net proceeds from the issuance of ADSs.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of the Company’s financial statements and related disclosures in accordance with GAAP requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in the Company’s financial statements. The Company bases its estimates on historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

While the Company’s significant accounting policies are described in more detail in Note 2 to the Company’s consolidated financial statements included elsewhere in the 2024 Annual Report, the Company believes that the following accounting estimates are those that include a higher degree of judgment or complexity and are reasonably likely to have a material impact on our financial condition or results of operations and are therefore considered critical accounting estimates.

Share-Based Compensation

We apply Accounting Standard Codification (ASC) 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors, including employee options under Chemomab’s option plans based on estimated fair values.

ASC 718-10 requires that we estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The fair value of the award is recognized as an expense over the requisite service periods in Chemomab’s statements of comprehensive loss. Chemomab recognizes share-based award forfeitures as they occur, rather than estimate by applying a forfeiture rate.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for nonemployee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. We adopted these amendments on January 1, 2019.

We recognize compensation expenses for the fair value of non-employee awards over the requisite service period of each award.

The Company accounts for share-based compensation as an expense in the financial statements based on ASC 718. All awards are equity classified and therefore such costs are measured at the grant date fair value of the award and graded vesting attribution approach to recognize compensation cost over the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

The fair value for the Company’s stock options granted to employees, consultants and directors was estimated using Black-Scholes option-pricing model at the grant date, using the inputs detailed in Note 8(C).

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.
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The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to the audited consolidated financial statements in our 2024 Annual Report.